FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated March 8, 2005 announcing the release of its fourth quarter and year-end 2004 results and a related conference call to be broadcast on the Internet on March 8, 2005 by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

EXHIBIT 1

NEWS RELEASE for March 8, 2005
------------------------------

Contact:  Allen & Caron Inc             Christopher Georgakis, CEO
          Joe Allen (investors)         Excel Maritime Carriers Ltd
          joe@allencaron.com            +30 210 45 98 692
          Brian Kennedy (media)         c.georgakis@excelmaritime.com
          brian@allencaron.com
          212 691 8087

            EXCEL MARITIME REPORTS RECORD RESULTS FOR 2004 FULL YEAR

          Revenues Double to $53 Million; EPS More than Triple to $2.75

PIRAEUS, GREECE (March 8, 2005) . . . . Excel Maritime Carriers Ltd (Amex:EXM),
a shipping company specializing in the seaborne transportation of drybulk cargoes such as iron ore, coal and grains, announced its audited results for the fourth quarter and year ended December 31, 2004. Revenues for the year were $52.6 million, almost doubling 2003 revenues of $26.6 million. Net income for 2004 was $32.1 million or $2.75 per share, compared to $8.6 million or $0.75 per share for 2003.

     For the fourth quarter ended December 31, 2004, the Company reported revenues of $16.1 million, with net income of $9.6 million, or $0.81 per share, compared to revenues of $6.9 million in the fourth quarter of 2003, with net income in that quarter of $2.7 million, or $0.24 per share.

     CEO Christopher Georgakis commented, "The fourth quarter of 2004 began a time of significant events for Excel Maritime Carriers. During the quarter, we agreed to acquire five additional drybulk carriers and agreed to sell our oldest handymax bulk carrier. The Company has acquired and intends to continue to acquire additional drybulk carriers in 2005. In addition, in December 2004 we announced that we had raised $51.8 million prior to expenses in a sale of 2.2 million shares of common stock under our universal shelf registration with the assistance of sales agent Cantor Fitzgerald & Co.

     "Since the end of 2004, we have taken delivery of one Panamax and two Handymax bulk carriers, and agreed to acquire another Panamax and three Handymax bulk carriers. In so doing, we also employed four of the drybulk carriers under period time charters of 1-2 years in accordance with our fleet deployment strategy, and decreased the average age of our fleet, while raising fleet capacity to approximately 783,000 deadweight tons upon delivery of all the contracted vessels by the end of May 2005.

     "We believe that these actions will increase earnings visibility for our stockholders," Georgakis said.

                               MORE - MORE - MORE

EXCEL MARITIME REPORTS RECORD RESULTS FOR 2004 FULL YEAR
Page 2-2-2

     CFO Eleftherios Papatrifon commented, "The demand for drybulk shipping throughout 2004 allowed us to increase our profitability by 267 percent as our net earnings increased from $0.75 per share in 2003 to $2.75 per share in 2004. The net income generated in 2004 together with the proceeds of our December equity offering, assisted in strengthening our balance sheet. At the end of 2004 our cash and cash equivalents amounted to $64.9 million and our net equity amounted to $97.8 million. With these in hand we have proceeded with our recent acquisitions that are in line with our growth strategy."

     Georgakis joined the Company as CEO in late October 2004, and Papatrifon became CFO at the end of December 2004.

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of drybulk carriers and a provider of worldwide seaborne transportation services for drybulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Conference Call and Webcast
---------------------------

     Excel Maritime Carriers Ltd management team will host a conference call today March 8, 2004, at 11:00 a.m. EST, to review the results and to discuss other corporate news and its outlook. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-407-9205 (from the US and Canada) or +1 201-689-8054 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.vcall.com. A telephonic replay of the conference call will be available by dialing 877-660-6853 (from the US and Canada) or +1 201-612-7415 (from outside the US and Canada); enter account number 286 and conference ID number 140605. An online archive will also be available immediately following the call at the site noted above. Both are available through March 17, 2005.

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                  TABLES FOLLOW

EXCEL MARITIME REPORTS RECORD RESULTS FOR 2004 FULL YEAR
Page 3-3-3

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

         (Expressed in thousands of U.S.Dollars - except per share data)

                                                         Three Months Ended
                                                    December 31,    December 31,
                                                        2004            2003
                                                     -----------    -----------
                                                      Unaudited      Unaudited

REVENUES
Revenue from vessels                                      15,954          6,768
                                                     -----------    -----------
    Revenue from vessels, net                             15,954          6,768
Revenue from managing vessels                                135            132
                                                     -----------    -----------
    Revenue from Operations                               16,089          6,900
                                                     -----------    -----------

EXPENSES
  Voyage expenses                                          2,514          1,296
  Vessel operating expenses                                2,033          1,789
  Depreciation                                               244            248
  Amortization of drydocking  and special survey             190            116
Management fee charged by a related party                     68             65
  General and administrative expenses                      1,471            563
                                                     -----------    -----------
                                                           6,520          4,077
                                                     -----------    -----------

   Income from operations                                  9,569          2,823
                                                     -----------    -----------

OTHER INCOME(EXPENSES):

Interest and finance costs                                  (155)          (116)
Interest income                                              199              6
Foreign currency losses                                      (24)           (21)
Other, net                                                     1             40
                                                     -----------    -----------
   Total other income(expenses),net                           21            (91)
                                                     -----------    -----------

Net Income                                                 9,590          2,732
                                                     ===========    ===========

Earnings per share, basic & diluted                         0.81           0.24
Weighted average number of shares                     11,962,296     11,531,861
                                                     ===========    ===========

                               MORE - MORE - MORE
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EXCEL MARITIME REPORTS RECORD RESULTS FOR 2004 FULL YEAR
Page 4-4-4

                  EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
                    CONSOLIDATED AUDITED STATEMENTS OF INCOME
         (Expressed in thousands of U.S.Dollars - except per share data)

                                                             Year Ended
                                                    December 31,    December 31,
                                                         2004           2003
                                                     -----------    -----------
                                                       Audited        Audited

REVENUES
Revenue from vessels                                      51,966         26,094
                                                     -----------    -----------
    Revenue from vessels, net                             51,966         26,094
Revenue from managing vessels                                637            527
                                                     -----------    -----------
    Revenue from Operations                               52,603         26,621
                                                     -----------    -----------

EXPENSES
  Voyage expenses                                          8,100          7,312
  Vessel operating expenses                                7,518          6,529
  Depreciation                                               980            993
  Amortization for drydocking  and special survey            733            555
Management fees charged by a related party                   270            260
  General and administrative expenses                      2,828          1,714
                                                     -----------    -----------
                                                          20,429         17,363
                                                     -----------    -----------

   Income from operations                                 32,174          9,258
                                                     -----------    -----------

OTHER INCOME(EXPENSES):

Interest and finance costs                                  (363)          (473)
Interest income                                              302             12
Foreign currency losses                                      (39)           (58)
Other, net                                                   (24)           (94)
                                                     -----------    -----------
   Total other income(expenses),net                         (124)          (613)
                                                     -----------    -----------

                                                     -----------    -----------
Net Income                                                32,050          8,645
                                                     ===========    ===========

Earnings per share, basic & diluted                         2.75           0.75
Weighted average number of shares                     11,640,058     11,532,725

                               MORE - MORE - MORE

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EXCEL MARITIME REPORTS RECORD RESULTS FOR 2004 FULL YEAR
Page 5-5-5

                           EXCEL MARITIME CARRIERS LTD
                           CONSOLIDATED BALANCE SHEETS
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                           December    December
                                                              31,         31,
ASSETS                                                       2003        2004
------                                                     --------    --------
                                                           Audited     Audited

CURRENT ASSETS:
   Cash and cash equivalents                                  3,958      64,903
   Restricted cash                                               --       2,493
   Accounts receivable trade                                    678       2,302
   Accounts receivable other                                    236         158
   Inventories                                                  512         558
   Prepayments and advances                                     141         962
                                                           --------    --------
         Total current assets                                 5,525      71,376
                                                           --------    --------
FIXED ASSETS:
   Advances for vessel acquisition                               --      26,220
   Vessels, net                                              15,595      14,615
         Total fixed assets                                  15,595      40,835
                                                           --------    --------
OTHER NON CURRENT ASSETS:
   Goodwill                                                     400         400
   Deferred charges, net                                      1,649       1,686
   Restricted cash                                              914          --
                                                           --------    --------
         Total assets                                        24,083     114,297
                                                           ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term debt                          2,300       7,870
   Trade accounts payable                                       874         976
   Other payables                                                60         286
   Accrued liabilities                                          887       1,600
         Total current liabilities                            4,121      10,732
                                                           --------    --------
LONG-TERM DEBT, net of current portion                        5,870       5,750
                                                           --------    --------
COMMITMENTS AND CONTINGENCIES                                    --          --
                                                           --------    --------
STOCKHOLDERS' EQUITY:
   Preferred Stock, $0.01 par value:
   5,000,000 shares authorized, none
   issued                                                        --          --
   Common stock, $0.01 par value;
   49,000,000 A Class shares and
   1,000,000 B Class shares
   authorized; 11,496,153 A Class
   shares and 114,946 B Class shares
   issued and outstanding at
   December 31, 2003; 13,696,153 A
   Class shares and 114,946 B Class
   shares issued and outstanding at
   December 31, 2004                                            116         138
   Additional paid-in capital                                12,087      63,738
   Retained earnings                                          2,078      34,128
                                                           --------    --------
                                                             14,281      98,004
   Less: Treasury stock, 78,650 A
         Class shares and 588 B Class
         shares at December 31, 2003 and 2004                  (189)       (189)
                                                           --------    --------
         Total stockholders' equity                          14,092      97,815
                                                           --------    --------
         Total liabilities and stockholders' equity          24,083     114,297
                                                           ========    ========

                                   # # # #

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated: March 8, 2005                     By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer

02545.0001 #553529